Filing pursuant to Rule 425 under the

Securities Act of 1933, as amended

Deemed filed under Rule 14a-12 under the

Securities Exchange Act of 1934, as amended

Filer: TLGY Acquisition Corporation

Subject Company: TLGY Acquisition Corporation

Filer’s Commission File Number: 001-41101

Date: September 6, 2023

The following are excerpts from an article published on September 5, 2023:
https://www.nasdaq.com/articles/these-five-small-cap-impact-stocks-are-punching-above-their-weight-in-addressing-social

These Five Small-Cap Impact Stocks Are Punching Above Their Weight In Addressing Social and Economic Challenges

CONTRIBUTOR

Ari Zoldan

PUBLISHED

SEP 5, 2023 2:18PM EDT

Over the last decade ESG (environmental, social and governance) stocks have quickly been gaining in popularity. In fact, a study conducted by asset manager Capital Group in 2022 found that 89% of investors now consider ESG factors in some way when choosing investments.

More recently, investors have begun to tweak their investment strategy by shifting from ESG to impact stocks. Last year, a survey conducted by Fidelity Charitable found that more than 60% of Millennials utilized impact investing approaches to pick stocks. It also found that 40% of all investors planned to make their first impact investment in the coming year. However, contrary to what many investors think, ESG and impact investing are not interchangeable terms.

ESG versus impact investing

One of the simplest ways to explain the differences between ESG and impact investing strategies is based on timing. ESG focuses on a company’s history and provides concrete numbers showing how it has progressed on major environmental, social and governance issues in the past.

On the other hand, impact investing is a forward-looking effect that gauges what a company is doing or plans to do to make an impact on the world. In some ways, impact investing may be superior to ESG. For example, utilizing an impact-investing strategy may result in a more diversified portfolio than one that targets ESG factors.

The critical difference is that impact stocks have a broader focus on positively affecting the world in a wide variety of different ways, while ESG stocks zero in specifically on environmental, social and governance issues. In short, companies can impact the world positively in a much wider range of areas than just in the three areas of ESG.

Here are five impact stocks that can help address some of the most pressing social and economic challenges facing the world today.

…

Verde Bioresins/TLGY Acquisition

Verde Bioresins is preparing to trade on the Nasdaq using the ticker symbol “VRDE” after merging with the special purpose acquisition company (SPAC) TLGY Acquisition (TLGY). The company touts its PolyEarthylene as “biobased, curbside recyclable, and landfill biodegradable.”

With the rise of ESG investing, most companies have been searching for sustainable, renewable packaging. Plastic has proven to be particularly damaging to the environment because only 2% of plastics are biobased. Additionally, while recycling and composting are important, they have limitations.

Verde Bioresins estimates that its PolyEarthylene bioresin targets $300 billion of a $600 billion total addressable market with a high-performance alternative to many petroleum-based plastics. PolyEarthylene is sourced from renewable and sustainable materials and is generally recyclable under codes two, four, and five.

The bioresin has been designed to be drop-in ready, seamlessly integrating with current equipment used to manufacture plastic products. Unlike most bioresins, PolyEarthylene is not brittle or sensitive to certain temperatures. It is FDA Title 21 Food Contact-Compliant, eco-friendly, and designed to combat the ever-growing impacts of new long-term waste on the environment.

…

Investing in impact stocks

Impact investing offers a great way for investors to put their investment dollars to work in companies that are aiming to do good in the world. In fact, some investors would argue that impact investing serves as an extension of their philanthropic efforts.

Like any other investment, it’s always a good idea to keep an eye on your returns from your impact investments. However, investors who choose their impact investments wisely don’t necessarily need to sacrifice returns in order to invest with their conscience.

A 2020 survey by the Global Impact Investing Network found that over 88% of investors who opted for impact strategies reported that their investments met or exceeded their expectations. Other studies revealed that the median impact fund generated a return of 6.4%.

While that’s slightly below the median return of 7.4% from non-impact funds, many investors are willing to accept a small hit on their returns in exchange for the experience of choosing companies that are doing good in the world.

Ari Zoldan is CEO of Quantum Media Group, LLC. Ideal Power and TLGY Acquisition/Verde Bioresins are clients of Quantum Media Group.

The views and opinions expressed herein are the views and opinions of the author and do not necessarily reflect those of Nasdaq, Inc.

***

About TLGY Acquisition Corporation

TLGY Acquisition Corporation is a blank check company sponsored by TLGY Sponsors LLC, whose business purpose is to effect a merger, share exchange, asset acquisition, stock purchase, reorganization, or similar business combination with one or more businesses. TLGY was formed to focus on growth companies through long-term, private equity style value creation in the biopharma and business-to-consumer (B2C) technology sectors.

For additional information, please visit www.tlgyacquisition.com.

About Verde Bioresins, Inc.

Verde Bioresins, Inc. is a full-service bioplastics company that specializes in sustainable product innovation and the manufacturing of proprietary biopolymer resins, providing comprehensive design and development solutions for companies seeking alternatives to conventional plastics.

For additional information, please visit www.verdebioresins.com.

Forward-Looking Statements

This communication includes “forward-looking statements” within the meaning of Section 27A of the Securities Act of 1933, as amended (the “Securities Act”) and Section 21E of the Exchange Act that are not historical facts, and involve risks and uncertainties that could cause actual results to differ materially from those expected and projected. All statements, other than statements of historical fact included in this communication regarding TLGY and the Company’s financial position, business strategy and the plans and objectives of management for future operations, are forward-looking statements. Words such as “expect,” “believe,” “anticipate,” “intend,” “estimate,” “seek” and variations and similar words and expressions are intended to identify such forward-looking statements.

Forward-looking statements are predictions, projections and other statements about future events that are based on current expectations and assumptions and, as a result, are neither promises nor guarantees, but involve known and unknown risks, uncertainties and other important factors that may cause actual results, performance or achievements to be materially different from any future results, performance or achievements expressed or implied by forward-looking statements, including but not limited to: (i) the risk that the proposed business combination may not be completed in a timely manner or at all, which may adversely affect the price of TLGY’s securities; (ii) the risk that the proposed business combination may not be completed by TLGY’s business combination deadline and the potential failure to obtain an extension of the business combination deadline sought by TLGY; (iii) the failure to satisfy the conditions to the consummation of the proposed business combination, including the approval of the proposed business combination by the shareholders of TLGY; (iv) the effect of the announcement or pendency of the proposed business combination on the Company’s business relationships, performance, and business generally; (v) risks that the proposed business combination disrupts current plans of the Company and potential difficulties in the Company employee retention as a result of the proposed business combination; (vi) the outcome of any legal proceedings that may be instituted against TLGY or the Company related to the agreement and plan of merger or the proposed business combination; (vii) the ability to maintain the listing of TLGY’s securities on Nasdaq; (viii) the price of TLGY’s securities, including volatility resulting from changes in the competitive and highly regulated industries in which the Company operates, variations in performance across competitors, changes in laws and regulations affecting the Company’s business and changes in the combined capital structure; and (ix) the ability to implement and realize upon business plans, forecasts, and other expectations after the completion of the proposed business combination, and identify and realize additional opportunities. The foregoing list of factors is not exhaustive. You should carefully consider the foregoing factors and the other risks and uncertainties described in TLGY’s final proxy statement/prospectus to be contained in the Form S-4 registration statement, including those under “Risk Factors” therein, TLGY’s Annual Report on Form 10-K, Quarterly Reports on Form 10-Q and other documents filed by TLGY from time to time with the SEC. These filings identify and address other important risks and uncertainties that could cause actual events and results to differ materially from those contained in the forward-looking statements. Forward-looking statements speak only as of the date they are made. Readers are cautioned not to put undue reliance on forward-looking statements, and TLGY and the Company assume no obligation and, except as required by law, do not intend to update or revise these forward-looking statements, whether as a result of new information, future events, or otherwise. Neither TLGY nor the Company gives any assurance that either TLGY or the Company will achieve its expectations.

Additional Information and Where to Find It / Non-Solicitation

In connection with the proposed business combination, the Company will become wholly-owned subsidiary of TLGY and TLGY will be renamed to Verde Bioresins, Corp. as of the closing of the proposed business combination. TLGY filed with the SEC the Registration Statement, including a preliminary proxy statement/prospectus of TLGY, in connection with the proposed business combination. After the Registration Statement is declared effective, TLGY will mail a definitive proxy statement/prospectus and other relevant documents to its shareholders. TLGY’s shareholders and other interested persons are advised to read, when available, the preliminary proxy statement/prospectus, and amendments thereto, and the definitive proxy statement/prospectus in connection with TLGY’s solicitation of proxies for its shareholders’ meeting to be held to approve the proposed business combination because the proxy statement/prospectus will contain important information about TLGY, Verde and the proposed business combination. The definitive proxy statement/prospectus will be mailed to shareholders of TLGY as of a record date to be established for voting on the proposed business combination. Shareholders will also be able to obtain copies of the Registration Statement, each preliminary proxy statement/prospectus and the definitive proxy statement/prospectus, without charge, once available, at the SEC’s website at www.sec.gov. In addition, the documents filed by TLGY may be obtained free of charge from TLGY at www.tlgyacquisition.com.

Participants in Solicitation

TLGY, the Company and their respective directors, executive officers and other members of their management and employees, under SEC rules, may be deemed to be participants in the solicitation of proxies of TLGY’s shareholders in connection with the proposed business combination. Investors and security holders may obtain more detailed information regarding the names, affiliations and interests of TLGY’s directors and executive officers in TLGY’s Annual Report on Form 10-K for the fiscal year ended December 31, 2022, which was filed with the SEC on February 21, 2023. Information regarding the persons who may, under SEC rules, be deemed participants in the solicitation of proxies of TLGY’s shareholders in connection with the proposed business combination will be set forth in the proxy statement/prospectus for the proposed business combination when available. Information concerning the interests of TLGY’s participants in the solicitation, which may, in some cases, be different than those of TLGY’s equity holders generally, will be set forth in the proxy statement/prospectus relating to the proposed business combination when it becomes available.

No Offer or Solicitation

This communication is not a proxy statement or solicitation of a proxy, consent or authorization with respect to any securities or in respect of the potential business combination and shall not constitute an offer to sell or a solicitation of an offer to buy the securities of TLGY, the Company or the combined company, nor shall there be any sale of any such securities in any state or jurisdiction in which such offer, solicitation, or sale would be unlawful prior to registration or qualification under the securities laws of such state or jurisdiction. No offer of securities shall be made except by means of a prospectus meeting the requirements of the Securities Act.